KATAPULT HOLDINGS, INC. CERTIFICATE OF AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION Pursuant to the provisions of § 242 of the General Corporation Law of the State of Delaware FIRST: The present name of the corporation is Katapult Holdings, Inc., a Delaware corporation (the “Corporation”). The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on August 9, 2019 (the “Original Certificate”). An Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate”) was filed with the Secretary of State of the State of Delaware on October 31, 2019. A Second Amended and Restated Certificate of Incorporation (the “Second Amended and Restated Certificate”) was filed with the Secretary of State of the State of Delaware on June 9, 2021. SECOND: Section 4.1 of Article IV of the Corporation’s Second Amended and Restated Certificate is hereby amended and restated in its entirety to read as set forth below: Section 4.1. Authorized Capital Stock. The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is 275,000,000 shares, consisting of (a) 250,000,000 shares of common stock (the “Common Stock”) and (b) 25,000,000 shares of preferred stock (the “Preferred Stock”). Effective at 5:00 p.m. Eastern Time on July 27, 2023, the date of filing with the Secretary of State of the State of Delaware (such time, on such date, the “Effective Time”) of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, every 25 shares of the Corporation’s issued and outstanding Common Stock, par value $0.0001 per share, that are issued and outstanding immediately prior to the Effective Time (“Old Common Stock”) shall, automatically and without any further action on the part of the Corporation or the holder thereof, be combined into one (1) validly issued, fully paid and non-assessable share of the Corporation’s Common Stock, par value $0.0001 per share, subject to the treatment of fractional interests as described below (the “Reverse Stock Split”). No fractional share shall be issued in connection with the Reverse Stock Split. The Corporation shall issue and deliver one full share of post-Reverse Stock Split Common Stock or Preferred Stock to any stockholder (other than with respect to shares held by the Corporation as treasury stock) who would have been entitled to receive a fractional share of Common Stock or Preferred Stock, respectively, as a result of the Reverse Stock Split, in lieu of receiving such fractional share. The Reverse Stock Split shall occur whether or not any certificates representing such shares are surrendered to the Corporation or its transfer agent. THIRD: The foregoing amendment has been duly proposed and declared advisable by the Corporation’s Board of Directors and adopted by the Corporation’s stockholders in Document Ref: F6JGP-NMDB9-GWKBL-XOKRH Page 1 of 2

accordance with the provisions of Sections 222 and 242 of the General Corporation Law of the State of Delaware. FOURTH: This Certificate of Amendment shall become effective as of upon the filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware. IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by an authorized officer of the Corporation this 27th day of July, 2023. By: ______________________________ Name: Orlando J. Zayas Title: Chief Executive Officer Document Ref: F6JGP-NMDB9-GWKBL-XOKRH Page 2 of 2